March 7, 2025

Timothy Murphy
Chief Financial Officer
Repay Holdings Corp
3060 Peachtree Road NW
Suite 1100
Atlanta, GA 30305

       Re: Repay Holdings Corp
           Registration Statement on Form S-3
           Filed March 3, 2025
           File No. 333-285509
Dear Timothy Murphy:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-679-6943 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   David Ghegan